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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer announces CEO succession

São José dos Campos, June 9, 2016 - Embraer announces that it has commenced the succession process for its CEO position, continuing the work developed by Mr. Frederico Fleury Curado in the last decade.

Paulo César de Souza e Silva, an Embraer senior executive since 1997 and currently its President and CEO Commercial Aviation, will be the new Embraer CEO as of July 2016, in a transition scheduled to be completed by the end of the year.

"After more than 32 years at Embraer, 22 of which as an officer, I have completed a cycle in my career. I will now concentrate on other professional and personal activities. With Paulo, Embraer will be in good hands," said Mr. Curado.

"I am pleased to continue the legacy created by Fred. He was instrumental in the transformation of our company, preparing us for even higher flights", said Paulo César de Souza e Silva.

The Board of Directors also recognized the significant contributions by Frederico Fleury Curado to the Company and wishes him success in his new challenges.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer